UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

 ANDES 3 Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Applied For

(CUSIP Number)

Ee Chang Ku, Director

EliteSoft Asia Sdn Bhd.

A-2-31, I0I Boulevard, Jalan Kenari 5, Bandar Puchong Jaya, 47170 Puchong, Selangor, Malaysia

(603)8071-0228, info@elitesoftasia.com

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

February 20, 2015

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

Ee Chang Ku

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
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(6)	Citizenship or Place of Organization:

Malaysia

Number	(7)	Sole Voting Power
of Shares		0
Beneficially
Owned by	(8)	Shared Voting Power:
Each		0
Reporting
Person	(9)	Sole Dispositive Power:
With		0

	(10)	Shared Dispositive Power:
		0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11): 0%

(14)	Type of Reporting Person: CO

ITEM 1. SECURITY AND ISSUER.

Attn: Ee Chang Ku, Director

EliteSoft Asia Sdn Bhd.

A-2-31, I0I Boulevard, Jalan Kenari 5, Bandar Puchong Jaya, 47170 Puchong, Selangor, Malaysia

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name: Ee Chang Ku

(b)	Address: A-2-31, I0I Boulevard, Jalan Kenari 5, Bandar Puchong Jaya, 47170 Puchong, Selangor, Malaysia

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(c)	Corporation and Investor

(d)	None.

(e)	None.

(f)	Citizenship: Malaysia

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, EliteSoft Asia Sdn Bhd., transferred 10,000,000 shares of the Issuer in a private transaction to Swee Seong "Eugene" Wong, 4,000,000 shares, Khoo Mae Ling, 3,000,000 shares and Cornelius Ee, 3,000,000 shares for future services to be provided, and received no compensation in return. After the transfer, EliteSoft Asia Sdn Bhd owned no shares of the common stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was for a change in control of the Issuer, based on a private transfer of 10,000,000 shares of common stock of the Issuer by Reporting Person EliteSoft Asia Sdn Bhd., to Swee Seong "Eugene" Wong, Khoo Mae Ling, and Cornelius Ee. The transaction closed on February 20, 2015.

As part of the transfers, the following changes to the Issuer's directors and officers has occurred on February 20, 2015: 1) EliteSoft Asia Sdn Bhd appointed Swee Seong "Eugene" Wong as the Issuer's President, Chief Executive Officer and Chairman of the Board of Directors, effective February 20, 2015, 2) Khoo Mae Ling was appointed as the Company's Chief Financial Officer, Secretary and Director, effective as of February 20, 2015and 3) Mr. Cornelius Ee Ling was appointed as the Company's, Vice President, Information Technology and Director, effective February 20, 2015. 4) EliteSoft Asia Sdn Bhd relinquished all positions, titles and ownership of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

EliteSoft Asia Sdn Bhd beneficially owns no shares of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D/A, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None. Form 3 Beneficial Ownership forms previously filed for Swee Seong "Eugene" Wong, Khoo Mae Ling, and Cornelius Ee on March 24, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2015	ELITESOFT ASIA SDN BHD.
	By:	/s/ Ee Chang Ku
Ee Chang Ku, Director

By:	/s/ Ee Chang Ku
Ee Chang Ku, Individually

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